UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2023 (March 6, 2023)

TWIN RIDGE CAPITAL ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40157	98-1577338
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

999 Vanderbilt Beach Road, Suite 200 Naples, Florida	34108
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 235-0292

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	TRCA.U	New York Stock Exchange
Class A ordinary shares included as part of the units	TRCA	New York Stock Exchange
Warrants included as part of the Units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	TRCA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement or a Registrant.

Extension Meeting Promissory Note

As disclosed in the definitive proxy statement filed by Twin Ridge Capital Acquisition Corp. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 15, 2023 (the “Proxy Statement”), relating to the extraordinary general meeting of shareholders of the Company (the “Extension Meeting”), Carbon Revolution Limited, an Australian public company with Australian Company Number (ACN) 128 274 653 listed on the Australian Securities Exchange ("Carbon Revolution") and Twin Ridge Capital Sponsor, LLC (the “Sponsor”) have agreed that if the Extension Amendment Proposal (as defined below) is approved, either Carbon Revolution, the Sponsor or one or more of their affiliates, members or third-party designees (the “Lender”) will contribute to the Company as a loan, within five (5) business days of the date of the Extension Meeting, $480,000, to be deposited into the trust account established in connection with the Company’s initial public offering (the “Trust Account”). In addition, in the event the Company does not consummate an initial business combination by the Articles Extension Date (as defined below), the Lender may contribute to the Company $160,000 as a loan to be deposited into the Trust Account for each of nine one-month extensions following the Articles Extension Date.

Accordingly, on March 10, 2023, the Company issued an unsecured promissory note in the total principal amount of up to $1,500,000 (the “Promissory Note”) to Carbon Revolution. Carbon Revolution will fund the initial principal amount of $480,000 on or prior to March 13, 2023. The Promissory Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate a business combination, the Promissory Note will be repaid only from amounts remaining outside of the Trust Account, if any. The proceeds of the Promissory Note will be deposited in the Trust Account.

The foregoing description of the Promissory Note is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 6, 2023, the Company held the Extension Meeting to amend the Company’s amended and restated memorandum and articles of association (the “Articles”) to extend the date (the “Termination Date”) by which the Company has to consummate a business combination (the “Articles Extension”) from March 8, 2023 (the “Original Termination Date”) to June 8, 2023 (the “Articles Extension Date”) and to allow the Company, without another shareholder vote, to elect to extend the Termination Date to consummate a business combination on a monthly basis for up to nine times by an additional one month each time after the Articles Extension Date, by resolution of the Company’s board of directors if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until March 8, 2024, or a total of up to twelve months after the Original Termination Date, unless the closing of the Company’s initial business combination shall have occurred prior to such date (the “Extension Amendment Proposal”). The shareholders of the Company approved the Extension Amendment Proposal at the Extension Meeting and on March 7, 2023, the Company filed the Articles Amendment with the Registrar of Companies of the Cayman Islands.

The foregoing description is qualified in its entirety by reference to the Articles Amendment, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On March 6, 2023, the Company held the Extension Meeting to approve the Extension Amendment Proposal and a proposal to allow the adjournment of the Extension Meeting to a later date or dates, if necessary, (1) to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Extension Meeting, there were insufficient ordinary shares of the Company represented (either in person or by proxy) to approve the Extension Amendment Proposal or (2) if the shareholders of the Company elected to redeem an amount of shares in connection with the Extension Amendment Proposal such that the Company would not adhere to the continued listing requirements of the New York Stock Exchange (the “Adjournment Proposal”), each as more fully described in the Proxy Statement.

As there were sufficient votes to approve the Extension Amendment Proposal and following redemptions in connection with the Extension Amendment Proposal, the Company adheres to the continued listing requirements of the New York Stock Exchange, the Adjournment Proposal was not presented to shareholders.

Holders of 23,682,498 ordinary shares of the Company held of record as of January 23, 2023, the record date for the Extension Meeting, were present in person or by proxy at the meeting, representing approximately 88.91% of the voting power of the Company’s ordinary shares as of the record date for the Extension Meeting, and constituting a quorum for the transaction of business.

The voting result for the proposal was as follows:

The Extension Amendment Proposal

For	Against	Abstain

23,230,876	451,622	0

In connection with the vote to approve the Extension Amendment Proposal, the holders of 15,042,168 Class A ordinary shares, par value $0.0001 per share, of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.21 per share, for an aggregate redemption amount of approximately $153,567,546.83. After the satisfaction of such redemptions and receipt of the initial deposit of $480,000 to the Trust Account, the balance in the Trust Account will be approximately $64,457,034.38. As of March 10, 2023, there are 6,266,645 Class A ordinary shares outstanding.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

3.1	Amendment to Amended and Restated Memorandum and Articles of Association.

10.1	Promissory Note, dated March 10, 2023, by and between Twin Ridge Capital Acquisition Corp. and Carbon Revolution Limited.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 10, 2023
Twin Ridge Capital Acquisition Corp.

	By:	/s/ William P. Russell, Jr.
	Name:	William P. Russell, Jr.
	Title:	Co-Chief Executive Officer and Chief Financial Officer